
May 20, 2025

Gary Millerchip
Executive Vice President and Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re: Costco Wholesale Corporation**
> **Form 10-K for Fiscal Year Ended September 1, 2024**
> **File No. 000-20355**

Dear Gary Millerchip:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services